                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
(NO FEE REQUIRED)

                 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000 .

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(NO FEE REQUIRED)

                   FOR THE PERIOD FROM________ TO ____________

                        COMMISSION FILE NUMBER 001-14617

      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT
                        FROM THAT OF ISSUER NAMED BELOW:


                           ANDREW PROFIT SHARING PLAN


       B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                      THE ADDRESS OF ITS EXECUTIVE OFFICE:


                               ANDREW CORPORATION
               10500 W. 153RD STREET, ORLAND PARK, ILLINOIS 60462
              (Address of principal executive offices and zip code)


                                 (708) 349-3300
              (Registrant's telephone number, including area code)

Financial Statements and Supplemental Schedules

Andrew Profit Sharing Plan

YEARS ENDED SEPTEMBER 30, 2000 AND 1999
WITH REPORT OF INDEPENDENT AUDITORS

Employer Identification #36-2092797
Plan #001

                           Andrew Profit Sharing Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended September 30, 2000 and 1999




                                    CONTENTS

Report of Independent Auditors...............................................1

Financial Statements

Statements of Assets Available for Benefits..................................3
Statements of Changes in Assets Available for Benefits.......................4
Notes to Financial Statements................................................5

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for
   Investment Purposes at End of Year.......................................11
Schedule H, Line 4j - Schedule of Reportable Transactions...................12

                         Report of Independent Auditors

Trustees
Andrew Profit Sharing Plan

We have audited the accompanying statements of assets available for benefits of Andrew Profit Sharing Plan as of September 30, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at September 30, 2000 and 1999, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of September 30, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                          /s/ Ernst & Young LLP

Chicago, Illinois
January 29, 2001

                                                                  EIN 36-2092797
                                                                       Plan #001

                           Andrew Profit Sharing Plan

                   Statements of Assets Available for Benefits



                                                                                SEPTEMBER 30
                                                                         2000                 1999
                                                                 ------------------------------------------
ASSETS
Investments, at fair value                                             $265,986,540         $217,873,717
Receivables:
   Andrew Corporation and subsidiaries cash contributions                 5,529,288            4,017,046
   Andrew Corporation and subsidiaries noncash contributions              2,924,728            1,593,989
                                                                 ------------------------------------------
Assets available for benefits                                          $274,440,556         $223,484,752
                                                                 ==========================================


SEE NOTES TO FINANCIAL STATEMENTS.

                                                                  EIN 36-2092797
                                                                       Plan #001

                           Andrew Profit Sharing Plan

             Statements of Changes in Assets Available for Benefits



                                                                                SEPTEMBER 30
                                                                           2000               1999
                                                                   ----------------------------------------
ADDITIONS
Contributions:
   Andrew Corporation and subsidiaries - Cash                         $  5,529,288        $  4,017,046
   Andrew Corporation and subsidiaries noncash                           2,924,728           1,593,989
   Participants                                                          7,452,229           6,876,614
                                                                   ----------------------------------------
                                                                        15,906,245          12,487,649

Investment income:
   Dividend and interest income                                          7,362,025          11,180,571
   Net realized and unrealized appreciation in fair value
     of investments                                                     55,418,271          28,615,556
                                                                   ----------------------------------------
                                                                        62,780,296          39,796,127
                                                                   ----------------------------------------

Transfer from other plans                                                4,661,461                   -
                                                                   ----------------------------------------
Total additions                                                         83,348,002          52,283,776

DEDUCTIONS
Benefits paid to terminated and retired participants                    32,290,281          32,813,090
Administrative expenses                                                    101,917             109,181
                                                                   ----------------------------------------
                                                                        32,392,198          32,922,271
                                                                   ----------------------------------------
Net increase                                                            50,955,804          19,361,505
Net assets available for benefit at beginning of year                  223,484,752         204,123,247
                                                                   ----------------------------------------
Net assets available for benefits at end of year                      $274,440,556        $223,484,752
                                                                   ========================================

SEE NOTES TO FINANCIAL STATEMENTS.

                                                                  EIN 36-2092797
                                                                       Plan #001

                           Andrew Profit Sharing Plan

                          Notes to Financial Statements

                     Years ended September 30, 2000 and 1999


1.   DESCRIPTION OF THE PLAN

GENERAL

The following description of the Andrew Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provision.

Effective April 1, 2000, the Antenna Company Employees' 401(k) Plan merged into the Plan. Effective June 1, 2000, Chesapeake Microwave Technologies, Inc. 401(k) Profit Sharing Plan and Conifer 401(k) Profit Sharing Plan merged into the Plan. Effective October 1, 1999, the Passive Power Products 401(k) Retirement Savings Plan was merged into the Plan.

The Plan is a defined-contribution plan covering certain United States employees of Andrew Corporation and subsidiaries (the Company). An employee becomes eligible to participate in the Plan after completing 90 days of continuous service. The Plan was established to afford employees an opportunity to share in the Company's profits and to save systematically.

CONTRIBUTIONS

The Company's profit-sharing contribution is made from current earnings in accordance with the Plan agreement and approval by the Board of Directors of the Company. Under the terms of the Plan agreement, the Company may direct all or a portion of the contribution to the fixed account portion of the Andrew Stock Fund. In 2000 and 1999, 50% of the profit-sharing contribution was nonparticipant-directed and was allocated to the fixed account portion of the Andrew Stock Fund (noncash). The remaining 50% was allocated based on participant's elections (cash). In addition, the Company matches amounts contributed by participants subject to limitation by the Plan agreement (see below). For the 2000 plan year, former participants of the Antenna Company Employees' 401(k) Plan are eligible to receive a profit-sharing contribution based on their allocable compensation for the entire Plan year. Additionally, former participants of the Chesapeake Microwave Technologies, Inc. 401(k) Profit Sharing Plan and the Conifer 401(k) Profit Sharing Plan are eligible to receive a profit-sharing contribution based on their allocable compensation received on or after June 1, 2000.

                           Andrew Profit Sharing Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

Each participant's maximum contribution under the Plan is 15% (and not less than 3%) of annual gross earnings unless the participant's annual gross pay exceeds $80,000, in which case the maximum is limited to 10% of gross pay. Participants with over two full years of service with the Company who contribute 3% or more of their gross earnings receive a Company matching contribution equal to 3% of their gross earnings.

INVESTMENT OPTIONS

Participants may elect to contribute to 13 investment fund options. There are no restrictions on interfund transfers except for those involving Andrew Corporation common stock. These transfers are limited to once per quarter.

INDIVIDUAL PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of: a) the Company's contributions, b) Plan earnings, and c) forfeited balances of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT NOTES RECEIVABLE

A participant may borrow from the Plan at terms deemed appropriate by the Trustees. Loan amounts may not exceed limitations specified by the Trust agreement and by the Tax Reform Act of 1986. Generally, loans are repayable within five years, and a participant's total outstanding loan balance is limited to the lesser of: (1) 50% of the participant's vested account balance under the plan; (2) $50,000 reduced by the participant's highest loan balance during the preceding 12 months; or (3) the portion of the participant's account balance under the plan that is not invested in the Andrew Stock Fund Fixed Account. Interest on loans paid to the Plan is allocated to borrowers through the Loan Fund at rates in effect at the time of the loan.

PAYMENT OF BENEFITS

Upon the termination of a participant, distribution may be made in a lump sum, in approximate equal installments over a reasonable period, or by purchase of an annuity contract from one or more life insurance companies, subject to certain limitations. The annuity distribution option applies only to that portion of a participant's account balance

                           Andrew Profit Sharing Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

attributable to contributions made prior to July 1, 1998. Any participant account balance transferred into the Plan from the Chesapeake Microwave Technologies, Inc. 401(k) Profit Sharing Plan and the Conifer 401(k) Profit Sharing Plan are treated as Annuity Values and such distributions are made under terms of the Plan Agreement.

VESTING

Participants who leave the Company prior to retirement or disability receive the full amount of their contributions, Company matching contributions, and earnings thereon up to the date on which such resignation or discharge occurs. In addition, participants receive the entire amount of Company profit-sharing contributions, earnings thereon, and forfeitures credited to them if the participants have five or more years of service with the Company. Participants with less than five years of service receive 20% of the Company contributions, earnings thereon, and forfeitures credited to them for each year of service. The reduction resulting from less than five full calendar years' service is defined as a forfeiture and is subsequently reallocated to the remaining participants in the Plan as of the next year-end.

2.   SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan's fiscal year; securities traded in over-the-counter markets and listed securities for which no sale was reported on that date are valued at the last reported bid price. Investments in mutual funds are stated at fair value, using quoted market prices of underlying investments. Loans to participants are stated at their outstanding principal amount, which approximates fair value.

ADMINISTRATIVE EXPENSES

All costs and expenses incurred with regard to independent fund managers and purchase and sale of investments are borne by the Plan. Administrative and general expenses, principally payroll costs of Plan administration, are borne by the Company.

                           Andrew Profit Sharing Plan

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.   INVESTMENTS

The Plan's investments (including investments bought, sold, and held during the fiscal year) appreciated in fair value in 2000 and 1999, as follows:

                                                                                         NET REALIZED
                                                                                        AND UNREALIZED
                                                                                         APPRECIATION
                                                                                         IN FAIR VALUE
                                                                                          DURING YEAR
                                                                                     ----------------------
Year ended September 30, 2000:
   Andrew Corporation common stock*                                                         $42,734,941
   Mutual Funds                                                                              12,683,330
                                                                                     ----------------------
                                                                                            $55,418,271
                                                                                     ======================

Year ended September 30, 1999:
   Andrew Corporation common stock*                                                         $13,427,800
   Mutual Funds                                                                              15,187,756
                                                                                     ----------------------
                                                                                            $28,615,556
                                                                                     ======================

*A portion of which is nonparticipant directed.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                                SEPTEMBER 30
                                                                           2000               1999
                                                                   ----------------------------------------
Andrew Corporation common stock*                                         $98,395,426         $59,330,629
Fidelity Magellan Fund                                                    19,561,109          19,298,743
American Century Income & Growth Fund                                     24,690,032          26,722,235
American Century Stable Asset Fund                                        30,871,956          25,150,777
Vanguard 500 Index Fund                                                   17,821,345          15,639,948
PIMCO Mid Cap Growth Fund                                                 13,906,783           **

*A portion of which is nonparticipant directed (see Note 4).
**Did not exceed 5% threshold.

                           Andrew Profit Sharing Plan

                    Notes to Financial Statements (continued)


4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (Andrew Stock Fixed Account), is as follows:


                                                                                SEPTEMBER 30
                                                                           2000               1999
                                                                   ----------------------------------------
Net assets:
   Investment in Andrew Corporation common stock                         $56,343,237         $40,460,448
   Andrew Corporation and subsidiaries contribution receivable
                                                                           2,924,728           1,593,989
                                                                   ----------------------------------------
                                                                         $59,267,965         $42,054,437
                                                                   ========================================

                                                                          YEAR ENDED SEPTEMBER 30
                                                                          2000                1999
                                                                  -----------------------------------------
Changes in net assets:
   Andrew Corporation and subsidiaries
     contributions                                                      $  2,924,728          $1,593,989
   Net realized and unrealized appreciation in
     fair value of investments                                            21,239,025           9,420,035
   Benefits paid                                                          (5,573,846)         (3,622,648)
   Interfund transfers                                                    (1,376,379)         (2,383,012)
                                                                  -----------------------------------------
                                                                         $17,213,528          $5,008,364
                                                                  =========================================

5.   PLAN TERMINATION

The Company has the right to amend or alter the Plan or discontinue it by giving written notice of intention to do so to the Trustees prior to the last day of the Plan year for which such discontinuance becomes effective. In the event of Plan termination, participants will become 100% vested in their accounts.

6.   INCOME TAX STATUS

The Internal Revenue Service ruled on March 25, 1996, that the Plan qualifies under Section 401(a) of the IRC, and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                           Andrew Profit Sharing Plan

                    Notes to Financial Statements (continued)


7.  SUBSEQUENT EVENTS

Effective October 1, 2000, participants are eligible for Company matching contributions after completing 90 days of continuous service. The Company will begin funding matching contributions each payroll period. Also effective October 1, 2000, vesting in the Company matching contribution of participant's accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service. A participant who has two or more years of service at September 30, 2000, and has been employed for at least 24 continuous months shall be fully vested in his or her Company matching account.

                            Supplemental Schedules


                                                                  EIN 36-2092797
                                                                       Plan #001


                           Andrew Profit Sharing Plan

                Schedule H, Line 4i - Schedule of Assets Held for
                       Investment Purposes at End of Year

                               September 30, 2000

                                                     NUMBER OF                                CURRENT
IDENTITY OF ISSUE                                     SHARES                 COST              VALUE
-------------------------------------------------------------------------------------------------------------
COMMON STOCK
ANDREW CORPORATION*
Fixed Account - Nonparticipant directed               2,151,531           $5,383,305          $56,343,237
Trading Account - Participant directed
                                                      1,598,994               **               42,052,189
                                                                                        ---------------------
                                                                                               98,395,426

FIDELITY INVESTMENT FUNDS
Puritan Fund                                            258,918               **                4,885,789
Magellan Fund                                           146,153               **               19,561,109
Equity Income Fund                                      125,256               **                6,727,487

PIMCO FUNDS
Total Return Fund                                       436,042               **                4,399,667
Mid Cap Growth Fund                                     420,018               **               13,906,783

AMERICAN CENTURY INVESTMENT FUNDS*
Equity Income Fund                                    1,156,486               **                6,869,529
International Growth Fund                               759,394               **               10,107,573
Income & Growth Fund                                    758,759               **               24,690,032

SEI TRUST
American Century Stable Asset Fund                   30,871,956               **               30,871,956

J.P. MORGAN FUNDS
Diversified Fund                                        504,140               **                8,257,810
U.S. Small Company Fund                                 242,986               **                7,884,915

VANGUARD
500 Index Fund                                          134,409               **               17,821,345

LOANS TO PARTICIPANTS                          Varying maturities with interest rates
                                                       ranging from 6% to 13%                  11,607,119
                                                                                        ---------------------
Total investments                                                                            $265,986,540
                                                                                        =====================

*  INDICATES PARTY IN INTEREST TO THE PLAN.
** HISTORICAL COST INFORMATION IS NOT REQUIRED FOR PARTICIPANT DIRECTED
      INVESTMENTS.

                                                                  EIN 36-2092797
                                                                       Plan #001
                           Andrew Profit Sharing Plan

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended September 30, 2000

                                                                                                     CURRENT
                                                                                                      VALUE
                                                                                                   OF ASSET ON
                                                               PURCHASE    SELLING     COST        TRANSACTION        NET
     IDENTITY OF PARTY INVOLVED       DESCRIPTION OF ASSETS     PRICE       PRICE     OF ASSET        DATE         GAIN (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Andrew Corporation                   Andrew Corporation      $25,582,386 $       --   $25,582,386    $25,582,386      $  --
                                        Common Stock
                                                                       -  27,840,213       *          27,840,213          *

There were no category (i), (ii), or (iv) transactions during the year ended September 30, 2000.

*HISTORICAL COST INFORMATION IS NOT AVAILABLE.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-57273) pertaining to the Andrew Profit Sharing Plan of Andrew Corp. of our report dated January 29, 2001, with respect to the financial statements and schedules of the Andrew Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2000.


                                              /s/ Ernst & Young LLP

Chicago, Illinois
March 26, 2001

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            ANDREW PROFIT SHARING PLAN


                                            By: \s\ Gregory F. Maruszak
                                                    Gregory F. Maruszak
                                                    Vice President Finance and
                                                    Administration
                                                    and Chief Financial
                                                    Officer (Principal
                                                    Financial Officer)



Date: March 26, 2001